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SunVessel

infrastructure hardware technology energy clean tech

Smart charging stations for electric & robotic personal mobility devices

SUNVESSEL.COM MIAMI





We're here to change the way we move. Our dependency on cars, CO2 emissions, and traffic issues all motivated us to create this company. So we sprinkled some Captain Planet + Iron Man fairy dust to create a platform that is convenient & provides a magical experience unlike anything else. Then we brought this experience to where people live & work.

Sebastian Gomez Puerto CEO & Founder @ SunVessel



ABOUT UPDATES GRAPEVINE ASK A QUESTION ADMIN

Why you may want to support us...

1. Robust team of designers & engineers from MIT, FIU, U of M, and Babson College with decades of experience building world class experiences
2. Founder co-founded Cafe X, a robotic coffee-bar backed by Peter Thiel, Khosla Ventures, Social Capital, Craft Ventures, & Valor Equity.
3. Lucrative unit economics with a scalable model that addresses the biggest issues with current last mile mobility alternatives & competitors
4. Featured on CNN and other international media outlets
5. Proven founder with Silicon Valley experience and transportation background who is on a mission to change the way we move
6. Proudly received the keys to Miami-Dade County in 2018 and is the 2019 winner of Synapse's Pitch Madness
7. Beautiful designed charging stations that can be easily deployed and easily maintained

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Sebastian Gomez Puerto
CEO & Founder
A design oriented tinkerer, who from an early age dedicated his life to change the way we move. Babson MBA Summa Cum Laude. Cafe X cofounder. Ford Motor Co & JWT alumni. Lived in 7 countries. Miami-Dade keys to the county recipient. Team builder.





Ali Qureshi
Head of Industrial Design
Architect, designer, & entrepreneur with a passion for technology. Massachusetts Institute of Technology grad with a Masters in Architecture. Worked at several firms, including Perkins + Will, Innovative Group, MONAD Studios, & DiGiorgio Associates.





Eduardo Feo
Head of UX/UI
Award-winning creative lead, passioned for innovation. Design team builder. BBDO alumni. Design advisor for worldwide corps such: Microsoft, Sony, Hilton, Samsung, Wyndham, P&G, Yamaha, among others.





Christopher Scull
Fabrication Lead
Fabrication Lead and Co-Founder at Delta Design. FIU Architecture alumni. Industrial designer, architectural designer, vision maker. Through my actions I hope to inspire others to create.





Augusto Torres
Electronic Design Engineer
Florida International University graduate with a major in Electrical Engineering. Systems thinker. His experience includes engineering roles in Motorola and Florida's National Guard. Proudly referred to as SunVessel's MacGyver.




Henry Williams
Software Engineer (Back-end)
Obsessed with building quality software. That's the main reason I decided to work with Sebastian build the software for SunVessel. Computer Science degree from USF. Built software for companies such as CAE, Carnival Cruise Lines, GE Digital & Watsco.




Adnan Fuentes
Software Engineer (Front-end)
Veteran software developer implementing distributed and multitasking systems. Currently developing mobile applications for Android and IOS using native technologies using Test Driven Development. Motorola and Watsco alumni.




Jeffrey Gonzalez
Investor Relations Lead
Crowd Funding campaign expertise gained at a FINRA registered crowd funding portal. Thrives at the intersection of product-market fit, capital raising and marketing with an MBA from Kellogg and career experience from Sapient, Ogilvy & Mather, and Y&R




Rachel Johnson
Attorney and General Counsel
Rachel and her team provide legal representation at all stages of SunVessel's life cycle, ranging from discrete legal tasks to running venture financings and acting as outside general counsel.




Mary Wolff
AI/Machine Learning Advisor
COO, entrepreneur, & attorney with accomplishments that include leading multiple $MM+ fundraising founds, co-founding two startups, and driving product and business development efforts. Currently leading Sears' AI efforts. Kairos alumni & former COO.




Jon Morgan
Product (HW, SW, UX) Advisor
Tenured Product Manager with success launching technical products across industries, regions and product categories. Working from startups to large tech companies alike, I've successfully brought software, hardware and services to customers at scale.




Tyler Kelly
Partnerships and Distribution Strategy Advisor
Tyler manages sales, marketing & investor relations for the boutique software consulting firm based in Tampa FL & NYC. He also leads Pitch Madness, leading operations for a new debate style startup pitch competition connecting startups to investors.


Some of our investors



David Chitester
David is the founder of the Tampa Bay investment firms Florida Funders and Seedfunders. He is also the recipient of the 2019 TiE Tampa Bay Angel Investor TiETAN Award for his efforts in pioneering changes in the Tampa Bay startup landscape.


In the news

     

Invest in SunVessel

SunVessel's crowdfunding campaign is your opportunity to become an angel investor in the future of last mile mobility, one of the hottest industries, predicted to be worth $300B by 2030.

Worldwide, investors have already poured more than $6B into micro-mobility startups during the past 4 years. Now it is your turn to be one of the first people to invest in what will define the future of personal mobility.

Come join our ride.

First, we built a world class team

When you invest in SunVessel you are investing in a team dedicated to changing the way we move.

We are a diverse group of entrepreneurs, designers, and engineers from MIT, FIU, Northwestern University, the University of Michigan and Babson College with decades of experience building world class software and hardware experiences at leading companies such as BBDO, CAE, Carnival Cruise Lines, Ford Motor Company, GE Digital, JWT, Watsco, Motorola, Microsoft, Sony, Hilton, Samsung, Wyndham, P&G, Yamaha, Perkins + Will, Innovative Group, MONAD Studios, & DiGiorgio Associates and Florida's National Guard.

Our founder formerly cofounded Cafe X, a robotic coffee-bar backed by Peter Thiel, Khosla Ventures, Social Capital, Craft Ventures, and Valor Equity Partners.

Now we are all channeling our passion, experience, and brainpower to create the ultimate next-gen transportation amenity.



Then, we built something people love

We wanted to build a futuristic last mile mobility experience so we studied the market for years, interviewed countless of users, and worked hand in hand with local officials to ultimately put a twist on what personal mobility should be by focusing on deploying our charging stations where you live and work.



...people, cities, and news outlets noticed the difference

Pitch competitions quickly became our proving grounds where we won every single event we participated in. Government officials appreciated how we created an organized and beautiful shared transportation solution awarding SunVessel with the keys to Miami-Dade county in 2018. The media also noticed we were doing some different and wanted to tell our story, even calling us the next "Henry Ford..."



John Singleton, director of 'Boyz N the Hood,' has died at age 51.

QB Josh Rosen says he's ready to compete to be Dolphins' starter.

Miami Herald

INNOVATORS AT eMERGE AMERICAS

Ban on texting while driving now goes to DeSantis

Here's how we beat 100 startups at Synapse's 2019 Pitch Madness competition:



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Now properties and users can't get enough of us

On June 10th, 2019 our SunVessels rolled out at our first location and we quickly became the de facto way people move.

I love SunVessel! Having a fun and easily accessible mobility option at the ground floor of my office enhanced my experience at work! If you haven't tried SunVessel, you are missing an opportunity to unleash your inner God and experience mobility that reacts to your thoughts and feels fluid and natural.

- Maikel Millo (Iron Hack TA)

Being on this side of town almost all of my meetings are along Brickell Avenue. With little time between meetings throughout the day, I have found a lot of value in being able to count on SunVessel to get me to those meetings in a fraction of the time that it would other wise take me. This is really the best last mile mobility experience I have tried.

- Dan Herrera (Director of Investment at Miami Angels)

In total, we've had hundreds of rides, innumerable smiles on the street from curious bystander, and multiple interested in parties asking how they can also have SunVessel at their property.



Investor Q&A

What does your company do? ⌄

– COLLAPSE ALL

SunVessel is a network of smart charging stations for electric and robotic personal mobility devices installed in partnering hotels, offices, and apartment buildings. We are the next generation transportation amenity. Our stations lock, charge, and teach users how to ride in a seamless manner. Users can come up to our stations to unlock our mobility devices and take short trips in a city without the need of a car.

Where will your company be in 5 years? ⌄

SunVessel's mission is to change the way we move. To do so we will be the leader in providing next generation transportation amenities via our stations to properties across the globe. Our objective is to be the most profitable and differentiated company in our industry. We also want to continue building our team by providing highly skilled jobs in hardware, robotics, design, and software engineering to folks in our local markets.

Why did you choose this idea? ⌄

We're here to change the way we move. Our dependency on cars, CO2 emissions, and traffic issues all motivated us to create this company. So we sprinkled some Captain Planet + Iron Man fairy dust to create a platform that is convenient & provides a magical experience unlike anything else. Then we brought this experience to where people live & work.

Where does the name SunVessel come from? ⌄

From the Gods. Ra, the Egyptian sun god, was said to travel through the sky on a solar barge, providing light to the world. SunVessel is a modern re-envisioning of the mythological representation of the sun riding in a boat.

What is your greatest achievement? ⌄

Rallying a group of engineers, designers, and entrepreneurs to build something beyond norms. There's nothing like finding a group of individuals that believe in a cause, then motivating them to ideate a new way of addressing a problem to ultimately build something special that everyone feels proud of. So our greatest achievement is making everyone on our team proud. Proud of what we built with limited resources, but with a big commitment to changing the way we move.

What's new about what you're making? ⌄

We are a real estate focused, last mile mobility solution using robotics to move people. Our smart stations, designed by our MIT lead designer, are easily deployed in high-end properties, so their guests and tenants can move using our service. Our personal mobility devices can move indoors and are handsfree. Moreover, our margins and unit economics best a lot of other players in this space.

Who are your competitors and how are you different? ⌄

We're different because when you ride a SunVessel, we make you feel like a God. Alternative mobility solutions such as shared scooters and bikes are a commodity. Other competitors are public transportation, ride hailing services, driving your car, and even walking — but none of them make you feel like you are flying.

How big is the market? ⌄

With urbanization on the rise, the majority of trips people take fall within the category of micro-mobility. In the US, for instance, roughly 60% of all trips are 5 miles or less. As users take advantage of this growing trend, the market opportunity continues to expand. In the US alone, the micro-mobility market is predicted to be worth between $200B – $300B by 2030. Worldwide, investors have already poured more than $5.7B into micro-mobility startups during the past 4 years.

How does SunVessel make money? ⌄

Our main revenue driver comes from selling and leasing our stations to properties. Properties can either purchase our last mile mobility solution for $3,480 per station or lease it for $164.99 per month for 24 months. SunVessel also provides an "amenity pack" for $49 per month that includes insurance, maintenance, and data reports. We have identified hundreds of properties across our target markets that can potentially house thousands of our stations.

How do you acquire customers? ⌄

SunVessel's business development efforts target customers by making our solution available in everyday spaces where people live and work via commercial lease or purchase contracts and then offering the best mobility experience.

What do you see as the exit strategy? ⌄

We are on a mission to be the global leader in providing transportation amenities; however, we know that we'll be an attractive acquisition target in a couple of years. Acquisition by a large strategic buyer in transportation tech looking to expand into real estate and infrastructure is very plausible given recent M+A deals. We are continuously thinking of how to best position ourselves for a successful exit down the road and the value that a buyer could potentially gain from our network and partnerships, data, team, and technology.



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